CUSIP No. G39637205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

Golden Ocean Group Ltd.
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

G39637205
(CUSIP Number)

March 15, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39637205

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Folketrygdfondet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,292,402 Common Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,292,402 Common Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,292,402 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.49%(1)
12	TYPE OF REPORTING PERSON OO
(1) Based on 114,572,992 Common Shares outstanding as of March 15, 2017, as reported on Form 6-K submitted by the Issuer to the Securities and Exchange Commission on March 17, 2017.

CUSIP No. G39637205

Item 1.
(a)	Name of Issuer:
Golden Ocean Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices:
Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda

Item 2.
(a)	Name of Person Filing:
Folketrygdfondet

(b)	Address of Principal Business Office:
Haakon VII's Gate 2
P.O. Box 1845 Vika
0123 Oslo
Norway

(c)	Citizenship:
Norway

(d)	Title of Class of Securities:
Common Shares

(e)	CUSIP Number:
G39637205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G39637205

Item 4.	Ownership.

(a)	Amount beneficially owned:
6,292,402 Common Shares

(b)	Percent of class:
5.49%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
6,292,402 Common Shares

(ii)	Shared power to vote or to direct the vote
0

(iii)	Sole power to dispose or to direct the disposition of
6,292,402 Common Shares

(iv)	Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G39637205

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2017	Folketrygdfondet

By: /s/Christina Stray
Name: Christina Stray
Title: General Counsel